FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as A BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: CCMI FUNDS

3.   Securities and Exchange Commission File No.: 811-06561

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed From
     N-8F?

     [X]    Initial Application       [ ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  431 NORTH PENNSYLVANIA STREET
                  INDIANAPOLIS, IN 46204

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  MICHAEL WIBLE
                  THOMPSON HINE LLP
                  10 WEST BROAD STREET, SUITE 700
                  COLUMBUS, OH 43215
                  (614) 469-3297

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  UNIFIED FUND SERVICES, INC.
                  431 NORTH PENNSYLVANIA STREET
                  INDIANAPOLIS, IN 46204

                  TRUSCO CAPITAL MANAGEMENT, INC.
                  50 HURT PLAZA, SUITE 1400
                  ATLANTA, GA 303303

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]    Management company;

     [ ]     Unit investment trust; or

     [ ]     Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]    Open-end            [ ]   Closed-end


10. State law which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisers have been terminated:

     (a)      CENTRAL CAROLINA BANK AND TRUST COMPANY
              111 CORCORAN STREET
              DURHAM, NC  27702

     (b)      COMMERCE CAPITAL MANAGEMENT, INC.
              850 RIDGELAKE BOULEVARD, SUITE 101
              MEMPHIS, TN 38120

     (c)      FRANKLIN STREET ADVISERS, INC.
              6330 QUADRANGLE DRIVE
              CHAPEL HILL, NORTH CAROLINA 27514

     (d)      TRUSCO CAPITAL MANAGEMENT, INC.
              50 HURT PLAZA, SUITE 1400
              ALTANTA, GA 30303

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     (a)      FEDERATED  SECURITIES  CORP.
              FEDERATED INVESTORS TOWER
              1001 LIBERTY AVENUE
              PITTSBURGH, PA 15222-3779

     (b)      UNIFIED FINANCIAL SECURITIES, INC.,
              431 NORTH PENNSYLVANIA STREET
              INDIANAPOLIS, IN  46204

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)      Depositor's name(s) and address(es):

     (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes            [X] No

If Yes, for each UIT state:
                 Name(s):

File No.:  811-_____

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes         [ ] No

          If Yes, state the date on which the board vote took place: DECEMBER 13, 2004.

         If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes         [ ] No

         If Yes, state the date on which the shareholder vote took place: MARCH 18, 2005.

If No, explain:


II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes             [ ]No

     (a)  If Yes, list the date(s) on which the fund made those  distributions):
          March 21, 2005.

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes        [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes        [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ] Yes          [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ] Yes           [ ] No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes           [ ] No

     If No,
     (a) How many shareholders does the fund have as of the date of this form is filed?

     (b)  Describe the relationship of each remaining shareholders to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes         [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes          [X] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes          [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes          [X] No

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     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

                  ------------------------------------------------------------- ------------------
                  (i) Legal expenses:                                                  $45,357.09
                  ------------------------------------------------------------- ------------------

                  ------------------------------------------------------------- ------------------
                  (ii) Accounting expenses:                                            $2,100.00

                  ------------------------------------------------------------- ------------------

                  ------------------------------------------------------------- ------------------
                  (iii) Other expenses (list and identify separately):

                  ------------------------------------------------------------- ------------------
                                                                   OOP Charges          $10,00.00
                  ------------------------------------------------------------- ------------------
                                                          Shipping and Mailing          $1,250.00
                  ------------------------------------------------------------- ------------------
                                                Transfer Agent Data Conversion         $10,579.00
                  ------------------------------------------------------------- ------------------
                                               Fund Accounting Data Conversion         $16,575.00
                  ------------------------------------------------------------- ------------------
                                                Administration Data Conversion          $4,600.00
                  ------------------------------------------------------------- ------------------
                                               Transfer Agent Termination Fees         $11,250.00
                  ------------------------------------------------------------- ------------------
                                              Fund Accounting Termination Fees         $29,520.90
                  ------------------------------------------------------------- ------------------
                                               Administration Termination Fees         $75,818.01
                  ------------------------------------------------------------- ------------------
                                                 Proxy and Shareholder Meeting          $5,000.00
                  ------------------------------------------------------------- ------------------
                                                                          NASD            $150.00
                  ------------------------------------------------------------- ------------------

                  ------------------------------------------------------------- ------------------
                  (iv)     Total expenses (sum of lines (i)-(iii) above):             $212,200.00
                  ------------------------------------------------------------- ------------------

     (b) How were those expenses allocated? ALL THE EXPENSES WERE ALLOCATED TO THE ACQUIRING FUND'S INVESTMENT ADVISER, AS STIPULATED IN ARTICLE 9.1 OF THE AGREEMENT AND PLAN OF REORGANIZATION.

     (c)  Who paid those expenses? TRUSCO CAPITAL MANAGEMENT, INC.

     (d)  How  did  the  fund  pay  for  unamortized  expenses  (if  any)?  N/A.
          UNAMORTIZED EXPENSES WERE INCLUDED IN THE ASSETS AND LIABILITIES TRANSFERRED TO THE ACQUIRING FUND.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes           [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative processing?

     [ ] Yes           [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes           [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger: STI CLASSIC FUNDS

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-06557.

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: FILE NO. 333-122070;FORM N-14AE FILED ON JANUARY 14, 2005.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

The undersigned states (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of, CCMI Funds, (ii) he or she is an officer of CCMI Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                                      /s/ Anthony J. Ghoston
                                                  ------------------------------
                                                  Anthony J. Ghoston, President